# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: JACK IN THE BOX INC, CIK 0000807882
CUSIP: 466367109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 9357 Spectrum Center Blvd., San Diego, California (CA), 92123
Date of event which requires filing of this statement: 08/11/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001865776

## Reporting persons
- GREEN FROG INVESTMENTS INC: type of reporting person: corporation (CO); citizenship or place of organization: Panama (R1); sole voting power 945,000; shared voting power 0; sole dispositive power 945,000; shared dispositive power 0; aggregate amount beneficially owned 945,000 (5% of the class)
- GIOTTO LEONARDO CLOVIS GRAVIER DE FILIPPI: type of reporting person: individual (IN); citizenship or place of organization: France (I0); sole voting power 945,000; shared voting power 0; sole dispositive power 945,000; shared dispositive power 0; aggregate amount beneficially owned 945,000 (5% of the class)

## Item 1. Issuer
Name of issuer: JACK IN THE BOX INC
Address of issuer's principal executive offices: 9357 Spectrum Center Blvd., San Diego, California, 92123

## Item 2. Person Filing
Name of person filing:
Giotto Leonardo Clovis Gravier de Filippi

Green Frog Investments Inc.
Address of principal business office or, if none, residence:
Marjan Island Resort, Unit 217, Ras al Khaimah, UAE

PH Molon Tower, Piso 5 A, Calle Aquilino de la Guardia, El Dorado, Panama City, Panama
Citizenship:
France

Panama

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
945,000.00

The Yakima Trust, a trust organized under the laws of New Zealand, owns 100% of the shares of Green Frog Investment, Inc. Giotto Leonardo Clovis Gravier de Filippi, an individual, is the president of the board of directors of Green Frog Investment, Inc. The information shown in response to this Item 4 is applicable to each of Green Frog Investment, Inc. and Mr. de Filippi.
Percent of class:
5%

Percentage based on 18,882,516 shares reported outstanding as of July 30, 2025 in Issuer's Quarterly Report on Form 10-Q for the quarter ended July 6, 2025.
Sole power to vote or to direct the vote: 945,000.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 945,000.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- GREEN FROG INVESTMENTS INC: /s/ Giotto Leonardo Clovis Gravier De Filippi, Giotto Leonardo Clovis Gravier De Filippi, President of the Board of Directors (08/13/2025)
- GIOTTO LEONARDO CLOVIS GRAVIER DE FILIPPI: /s/ Giotto Leonardo Clovis Gravier De Filippi, Giotto Leonardo Clovis Gravier De Filippi (08/13/2025)